Mail Stop 3561

December 13, 2007

Todd W. Buchardt
Senior Vice President, General Counsel, and Secretary
Voyager Learning Company
789 Eisenhower Parkway
Ann Arbor, MI 48106

       Re: Voyager Learning Company
            Item 4.01 Form 8-K
            Filed December 6, 2007
            File No. 001-07680

Dear Mr. Buchardt:

      We have reviewed the above referenced filing and have the following comments. We believe you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in all of your responses.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

      Please file your response to our comment via EDGAR, under the label "corresp," and an amended Form 8-K within five business days.

1.   We note your disclosure that KPMG LLP will remain as the Company's principal accountant and is expected to rely on McGladrey & Pullen's report on the financial statements of ProQuest Information and Learning Company as of and for the year ended December 30, 2006. Please reconcile this disclosure with your disclosure in Form 8-K filed November 15, 2007, of your intention to engage Whitley Penn LLP as your independent registered public accounting firm effective for the 2007 fiscal year audit and quarterly reviews. In this regard, please file an amendment to the Form 8-K, filed on December 6, 2007, clarifying whether or not KPMG LLP will remain as the Company's principal accountant and if McGladrey & Pullen will remain the auditors of ProQuest Information and Learning Company subsequent to the December 30, 2006 audit.

2. If your intention is to dismiss KPMG LLP, as stated in the Item 4.01 Form 8-K filed on November 15, 2007, and such would be effective with the issuance of the audit reports on the financial statements and the effectiveness of internal controls over financial reporting for the 2006 fiscal year, you are required to file an amendment to that Item 4.01 Form 8-K within five days after the issuance of these audit reports. The amended Form 8-K should indicate whether there are any disagreements through that date and include a confirming auditor's letter, filed as Exhibit 16.1.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant